F. Mitchell Walker, Jr. phone: (615) 742-6275 fax: (615) 742-2775 e-mail: mwalker@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

 September 10, 2012

Via EDGAR Mellissa Campbell Duru, Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	J. Alexander’s Corporation Schedule 14D-9

Dear Ms. Duru:

Enclosed herewith is a copy of a First Amended Class Action Complaint, Advanced Advisors v. J. Alexander’s Corporation et al., filed with the court on September 7, 2012, which is being furnished to the Commission on a supplemental basis.  This amended complaint amends the class action complaint provided to the Commission on a supplemental basis on August 22, 2012.

Sincerely,

/s/ F. Mitchell Walker, Jr.

F. Mitchell Walker, Jr.

Enclosure

IN THE CHANCERY COURT FOR THE STATE OF TENNESSEE
20TH JUDICIAL DISTRICT AT NASHVILLE
PART III

Advanced Advisors on behalf of itself	)
and all others similarly situated,	)	No. 12-1172-III
)
Plaintiff,	)	CHANCELLOR LYLE
)
vs.	)
	)	Jury Trial Demanded
)
Lonnie J. Stout II, E. Townes Duncan,	)	CLASS ACTION
Brenda B. Rector, Joseph N. Steakley, J.	)
Alexander’s Corporation, Fidelity	)
National Financial, Inc., and New Athena	)
Merger Sub, Inc.	)
)
Defendants.

FIRST AMENDED CLASS ACTION COMPLAINT

Plaintiff, by its attorneys, alleges as follows as and for its first amended class action complaint, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission (“SEC”), press releases issued by the Defendants, and publicly available news sources:

NATURE OF THE ACTION

1.            This is a shareholder class action (the “Action”) on behalf of Plaintiff and the other public stockholders of J. Alexander’s Corporation (“J. Alexander’s” or the “Company”) common stock, against J. Alexander’s, J. Alexander’s directors, Fidelity National Financial, Inc. (“Fidelity”), and Fidelity’s indirect, wholly-owned subsidiary New Athena Merger Sub, Inc. (“New Athena”). Excluded from the Class are Privet Fund L.P., Privet Fund Management LLC and its members and/or managers Ryan Levenson, Ben Rosenzweig and Todd Diener (collectively the “Privet Entities”), and Defendants and their affiliates.

2.            The Action challenges Defendants’ actions in causing the Company to enter into an amendment (the “Amendment”) to a sale agreement (the “Sale Agreement”) pursuant to which Fidelity, through its wholly-owned subsidiary New Athena, will purchase all of the issued and outstanding shares of the Company’s common stock (the “Tender Offer”) for $14.50 per share in a transaction which results from a coercive process and which protects and advances the interests of the members of J. Alexander’s board of directors (the “Board”) at the expense of Plaintiff and J. Alexander’s other public shareholders.

3.            As alleged in detail infra, not only will all directors personally benefit from the sale of the Company to Fidelity, but they largely delegated the sale process to the Company’s President, Chief Executive Officer and Chairman, Lonnie J. Stout II, who will particularly benefit because he will receive many millions of dollars as a result of the sale of the Company to Fidelity. Not surprisingly, Mr. Stout went out of his way to ensure that the Company is sold to Fidelity.1 Additionally, as also alleged below, all of the Company’s directors have a statutory conflict of interest pursuant to Tenn. Code § 48-18-302(b) because each has an interest in Fidelity as each has a contractual right to indemnification from Fidelity for all acts or omissions occurring prior to the consummation of the Restated Sale Agreement. These varied conflicts of interest caused the Company’s directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that a sale of the Company to Fidelity at this time is in the best interest of J. Alexander’s and its public shareholders.

1 Mr. Stout’s involvement is demonstrated by the recommendation statement on Schedule 14D-9 that the Company filed with the SEC on or about August 6, 2012. As the Privet Entities pointed out in an August 29, 2012 letter to the Board, Mr. Stout’s name appears 35 times in the background of the offer section of that recommendation statement, while there are only three references to the independent members of the Company’s Board.

4.            Additionally, as also alleged in detail below, the Company’s directors, aided and abetted by Fidelity, continue to act to prevent a higher price for the Company being offered notwithstanding the directors’ obligations to do so under relevant law.2 In this regard, as detailed below, the Company’s directors, led by Mr. Stout, initially caused it to agree to be sold for $12.00 per share to Fidelity pursuant to an inadequate sale process. However, because of the fact that the Company was worth substantially more than the price for which the Company’s directors were selling it, other superior bids emerged which resulted in Fidelity reluctantly increasing its price for the Company to $14.50 per share. Although there remains another potential buyer for the Company, to ensure that the Company is sold to Fidelity in conjunction with Fidelity’s increased offer of $14.50 per share, and to further disincentivize other superior bidders for the Company, the Company’s directors, led by Mr. Stout, caused it to agree to increase the termination fee payable by J. Alexander’s to Fidelity by a whopping 76% if the Company were to enter into an agreement to sell the Company to another higher bidder. The termination fee is now an excessively high 4.4% of the value of the transaction. Moreover, to further coerce shareholders into tendering their shares to Fidelity at $14.50 per share, the Defendants agreed to extend the offer period for a mere ten business days – an insufficient amount of time given that there remains a potential outstanding bidder for the Company.

5.            The Action also challenges Defendants’ efforts to violate Tennessee law by concealing material information from Plaintiff and the other public shareholders of J. Alexander’s in the recommendation statement and amendments thereto (collectively the “Recommendation Statement”) that the J. Alexander’s directors caused to be filed with the SEC and make available to J. Alexander’s shareholders in connection with recommending that Plaintiff and the Company’s other public shareholders tender their shares pursuant to the Tender Offer (the “Recommendation Statement”).

2 See Ind. State Dist. Council of Laborers v. Brukardt, 2009 Tenn. App. LEXIS 269 (Tenn. Ct. App. Feb. 19, 2009) (noting that Revlon v. MacAndrews & Forbes, 506 A.2d 173 (Del. 1986), which holds that directors have a duty to maximize shareholder value upon a sale of a Company, sets forth the duties of board members in considering a sale of a Company.)

JURISDICTION

6.            This Court has jurisdiction over this action because J. Alexander’s is a corporation incorporated and headquartered in Tennessee and because the improper conduct related to Defendants’ unlawful efforts occurred in and/or was directed at this State. Additionally, this Court has jurisdiction over each of the Defendants because they conduct business in, reside in, and/or their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, Tennessee.

7.            Venue is proper in this Court pursuant to Tenn. Code § 20-4-104 because J. Alexander’s maintains its principal office in Davidson County, and the Defendants’ wrongful acts arose or were substantially directed at this county.

8.            This action challenges the internal affairs or governance of J. Alexander’s and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

PARTIES

9.            Plaintiff Advanced Advisors is the owner of shares of J. Alexander’s common stock and has continuously owned such shares since on or about October 10, 2007.

10.          Defendant J. Alexander’s is a Tennessee corporation headquartered at 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee 37203. J. Alexander’s operates 33 J. Alexander’s restaurants in 13 states: Alabama, Arizona, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana, Michigan, Ohio, Tennessee and Texas. The Company’s common stock trades on the NASDAQ stock exchange under the ticker “JAX.” This Court has jurisdiction over J. Alexander’s because the Company is incorporated and headquartered in Tennessee. The Company can be served with process at its corporate headquarters through its registered agent and officer, R. Gregory Lewis.

11.          Defendant Lonnie J. Stout II (Mr. Stout) has served as director, President and Chief Executive Officer (“CEO”) of the Company since 1986. Since July 1990, Mr. Stout has also served as Chairman of the Company. In connection with consummation of the Sale Agreement, Mr. Stout is entitled to receive: (i) a cash payment of $1,507,500.00 for his accelerated options; (ii) a cash severance payment of $3,797,156.00, (iii) continued health benefits valued at approximately $37,941.00; (iv) potential employment with Fidelity following consummation of the Sale Agreement; and (v) a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. Upon information and belief, these benefits are material to Mr. Stout. This Court has jurisdiction over Mr. Stout because J. Alexander’s is incorporated and headquartered in Tennessee and because many of Mr. Stout’s actions challenged in this Complaint occurred in, or were directed at, this State.

12.          Defendant E. Townes Duncan (“Mr. Duncan”) has served as a director of the Company since May 1989. In connection with consummation of the Sale Agreement, Duncan will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. Upon information and belief, this indemnification is material to Duncan and the Board insisted upon it as a condition to the Sale Agreement. This Court has jurisdiction over Duncan because J. Alexander’s is incorporated and headquartered in Tennessee and because many of Duncan’s actions challenged in this Complaint occurred in, or were directed at, this State.

13.          Defendant Brenda B. Rector (“Ms. Rector”) has served as a director of the Company since May 2004. In connection with consummation of the Sale Agreement, Ms. Rector will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. Upon information and belief, this indemnification is material to Ms. Rector and the Board insisted upon it as a condition to the Sale Agreement. This Court has jurisdiction over Ms. Rector because J. Alexander’s is incorporated and headquartered in Tennessee and because many of Ms. Rector’s actions challenged in this Complaint occurred in, or were directed at, this State.

14.          Defendant Joseph N. Steakley (“Mr. Steakley”) has served as a director of the Company since May 2004. In connection with consummation of the Sale Agreement, Mr. Steakley will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. Upon information and belief, this indemnification is material to Mr. Steakley and the Board insisted upon it as a condition to the Sale Agreement. This Court has jurisdiction over Mr. Steakley because J. Alexander’s is incorporated and headquartered in Tennessee and because many of Mr. Steakley’s actions challenged in this Complaint occurred in, or were directed at, this State.

15.          Defendant Fidelity is a publicly traded Delaware corporation headquartered at 601 Riverside Avenue, Jacksonville, Florida 32204. Fidelity provides title insurance and escrow and other title-related products and services arising from the real estate closing process. Fidelity also owns a 55% stake in American Blue Ribbon Holdings, an owner and operator of the O’Charley’s, Ninety Nine Restaurant, Max & Erma’s, Village Inn, Bakers Square and Stoney River Legendary Steaks concepts. This Court has jurisdiction over Fidelity because its actions challenged in this Complaint occurred in, or were directed at, this State.

16.          Defendant New Athena is a Tennessee corporation, and an indirect, wholly-owned, subsidiary of Fidelity, formed for the sole purpose of consummating the Tender Offer and Sale Agreement. This Court has jurisdiction over New Athena because it is a Tennessee corporation and because its actions challenged in this complaint occurred in, or were directed at, this State. Hereinafter, New Athena and Fidelity will collectively be referred to as “Fidelity.”

17.          The four individuals listed in paragraphs 11 through 14 are hereinafter collectively known as the “Individual Defendants.”

18.          Each Defendant herein is sued individually and/or as an aider and abettor. The Individual Defendants are also sued in their capacity as directors of J. Alexander’s. The liability of each Defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19.          Under applicable common law and under Tenn. Code § 48-18-301, the directors of a publicly held company such as J. Alexander’s have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing, and are liable to shareholders for breaches thereof. They are required to discharge such duties as directors in good faith and subordinate their own selfish interests to those of the corporation where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

20.          As alleged in detail below, the Individual Defendants have breached, and/or aided other Defendants’ breaches of, their fiduciary duties to J. Alexander’s public shareholders by acting to cause or facilitate the Tender Offer and Sale Agreement because selling the Company is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants, who as alleged infra are attempting to sell the Company before they can be publicly removed from their positions as directors of the Company, and who will also receive personal benefits as a result of the Sale Agreement, which they would not otherwise receive at this time. Additionally, as alleged in more detail below, the Individual Defendants allowed Defendant CEO Stout, who is particularly benefitting from the Sale Agreement, to control and direct the sale process.

21.          Because the Individual Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

22.          Moreover, as alleged in detail infra, the Individual Defendants are interested in the Tender Offer and Sale Agreement, and will not be entitled to any defense under Tenn. Code § 48-18-302, because they will be unable to demonstrate: (a) that the Tender Offer and Sale Agreement were fair to the Company at the time entered into, (b) that the Tender Offer and Sale Agreement were approved by independent directors, or (c) that the Sale Tender Offer and Sale Agreement were approved by vote of a majority of uninterested shareholders (indeed, the Defendants have consciously structured the Sale Agreement as a Tender Offer thereby precluding a shareholder vote on the same).

23.          Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure under state law in that, on or about August 6, 2012, the Individual Defendants caused a Recommendation Statement (the “Recommendation Statement”) to be filed with the SEC and mailed to Plaintiff and other public shareholders of J. Alexander’s, but concealed therein certain material information which a reasonable shareholder would find material in determining whether to tender their shares. Among other things, the Individual Defendants have failed to disclose material information regarding: (i) the conflicts of interest of the financial advisor they retained to advise J. Alexander’s, Cary Street Partners, LLC (“Cary Street Partners”); (ii) the conflicts of interest of the Individual Defendants; and (iii) the purported sale process that the Individual Defendants engaged in prior to entering into the Sale Agreement – all information which courts have repeatedly held ought to be disclosed to shareholders.

CLASS ACTION ALLEGATIONS

24.          Plaintiff brings this action as a class action pursuant to Tenn R. Civ. P. 23.01 and 23.02 on behalf of itself and all other shareholders of the Company (the “Class”). Excluded from the Class are Privet Fund L.P., Privet Fund Management LLC and its members and/or managers Ryan Levenson, Ben Rosenzweig and Todd Diener (collectively the “Privet Entities”) and Defendants and their affiliates.

25.          The members of the Class are so numerous that joinder of each member is impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of May 15, 2012, J. Alexander’s had more than 5.9 million shares of common stock outstanding.

26.          Plaintiff’s claims raise questions of law or fact common to the claims of each member of the Class. The predominant questions of law and fact include, among others, whether:

(a)            the Defendants have and are breaching their fiduciary duties to the detriment of J. Alexander’s shareholders;

(b)            Plaintiff and the Class are entitled to an injunction and other equitable relief; and

(c)            Plaintiff and the Class have been damaged and the extent to which they have sustained damages, and what is the proper measure of those damages.

27.          Plaintiff’s claims and defenses are typical of the claims and defenses of each member of the Class.

28.          Plaintiff will fairly and adequately protect the interests of each member of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

29.          A class action is superior to other available methods of adjudication in promoting the convenient administration of justice because the prosecution of separate actions by or against individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class, which would establish incompatible standards of conduct for a party opposing the class. Further, adjudications with respect to individual members of the class would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or would substantially impair or impede their ability to protect their interests. Given the nature of the claims, final equitable or declaratory relief will likely be appropriate with respect to the class. The action will be easily manageable as a class action. Further, in view of the complexity of the issues or the expense of litigation the separate claims of individual class members are insufficient in amount to support separate actions. In addition, it is probable that the amount which may be recovered by individual class members will not be large enough in relation to the expense and effort of administering the action to justify an individual action. Members of the class do not have a significant interest in controlling the prosecution or defense of separate actions.

SUBSTANTIVE ALLEGATIONS

A.            J. Alexander’s Is a Strong Company with the Potential for Greater Future Growth.

30.           As the Company’s 2011 financial results demonstrate, J. Alexander’s is a strong company with great potential for future growth. For example, in a press release dated November 1, 2011 (the “November Press Release”), J. Alexander’s Chairman, President and CEO, Mr. Stout, commented as follows regarding the Company’s results for the third quarter of fiscal 2011: “We posted another excellent period of growth in net sales, our eighth consecutive quarter of same store sales gains.” (emphasis added).

31.           Furthermore, the Company’s press releases demonstrate that J. Alexander’s has continued to perform extremely well in 2012. In fact, the Company recently broke its own records for profitability. In this regard, in a press release dated May 2, 2012 (the “May Press Release”), Mr. Stout stated the following concerning the first quarter of fiscal 2012:

We are extremely pleased with our overall performance. Net income was the highest of any first quarter since the creation of the J. Alexander’s concept in 1991. We continued the positive sales momentum from last year and achieved our tenth consecutive quarter of same store sales gains.

(emphasis added).

32.           As evidenced by the following excerpt from a Company press release dated August 6, 2012, the Company’s success continued during the second quarter of fiscal 2012.

Commenting on the second quarter of fiscal 2012, Lonnie J. Stout II, Chairman, President and CEO, said, “We are pleased to report another excellent period of solid gains in sales and net income. Once again, we achieved higher same store sales, which marked our eleventh consecutive quarter of increases. We continue to be encouraged by recent same store sales trends which we believe are due to improved economic conditions and consumer spending patterns, as well as our sustained focus on operational execution.”

(emphasis added).

B.	The Privet Entities, Which Hold Approximately 10% of the Company’sOutstanding Stocks, Loudly and Publicly Made Known Their Dissatisfaction with the Individual Defendants

33.          Since acquiring a large percentage of the Company’s stock in the past year, the Privet Entities have been very vocal in their criticism of J. Alexander’s management and Board. Indeed, earlier in 2012 after the Board rejected overtures by the Privet Entities to make significant corporate governance changes, the Privet Entities even went so far as to seek to replace J. Alexander’s entire slate of directors with its own selection. In addition, the Privet Entities have also publicly undermined the Individual Defendants’ directorial positions by publicly disclosing that the Individual Defendants had violated the securities laws by materially understating the total compensation of the Company’s President, CEO and Chairman, Mr. Stout, in the Company’s Form 10-K, filed with the SEC on April 30, 2012, which listed his total compensation as $771,792 instead of his actual compensation of $1,021,542.

34.          In a further attempt to replace the Board, the Privet Entities subsequently filed suit in this Court, seeking an order compelling the Company to hold its annual meeting of shareholders, which lawsuit was subsequently dismissed on the condition that Defendants actually do hold the shareholder vote on or before October 31, 2012.

35.            Recognizing the threat posed by the Privet Entities, the Board caused J. Alexander’s to revise its shareholder rights plan to kick in after an investor acquires 15 percent or more of the Company.

C.	The Individual Defendants Caused J. Alexander’s to Agree to Be Sold to Fidelity Pursuant to a Coercive Process and for Insufficient Consideration

36.          On September 5, 2012, Fidelity and J. Alexander’s announced that it had entered into the Sale Agreement pursuant to which Fidelity would acquire J. Alexander’s for $14.50 per share pursuant to the Tender Offer.

37.          The Sale Agreement was procured through an inadequate and coercive process, controlled by Mr. Stout who, absent the sale of the Company, would likely be replaced not only as a director, but as Chairman, President and CEO of the Company, if the Privet Entities were to succeed in electing their director nominees at an approaching court ordered October 31, 2012 annual shareholder meeting, and who is entitled to receive lucrative cash payments and other incentives that he would not otherwise receive at this time absent a sale of the Company.

38.           Mr. Stout’s control over the process is evident from the Recommendation Statement, as is the fact that he consistently sought to steer the sale of the Company to a private equity fund which was more likely to ask him to stay on in a managerial capacity,3 and only agreed to allow the Company to be sold to Fidelity after: (a) numerous private conversations with senior executives of Fidelity (at which it can be inferred that his future employment with Fidelity was discussed); (b) Fidelity had explicitly asked that Mr. Stout’s employment agreement be amended to provide that if he continued on at Fidelity in a similar position he would not be deemed constructively terminated by J. Alexander’s – thus signaling to Mr. Stout Fidelity’s intention to ask him to continue on and (c) refusing to negotiate in good faith a $14.00 per share offer from Party G and a $14.25 offer from Party F, both of whom were strategic buyers in the same marketplace as J. Alexander’s and thus both of whom would not have needed Mr. Stout’s continued services.

3 See In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 198 (Del. Ch. 2007) (“Rightly or wrongly, strategic buyers might sense that CEOs are more interested in doing private equity deals that leave them as CEOs than strategic deals that may, and in this case, certainly, would not … With this impression, a strategic buyer seeking to top Insight might consider this factor in deciding whether to bother with an overture.”)

39.          The sale process began in September 2011, when Mr. Stout determined that (apparently without Board approval) it would be advisable to consult a financial advisor concerning a possible sale of the company. Mr. Stout thereafter contacted Kip Caffey of Cary Street Partners, an investment bank with whom Mr. Stout had worked previously and hence was confident he could control as it rendered advice to him. Mr. Caffey promptly suggested that a private equity firm described in the Recommendation Statement as Party A (as earlier alleged private equity firms are more likely to keep senior management on following an acquisition) be contacted, and Mr. Stout requested (this time following consultations with the board) that he do so.

40.          Mr. Stout also, on his own initiative, proposed to contact a second private equity firm, described as Party B. Mr. Stout thereafter met separately on a confidential basis with representatives of Party A and Party B – again, both of which were private equity firms likely to ask him to continue on. Mr. Stout thereafter informed the board of these discussions on October 24, 2011.

41.          On November 4, 2011, Party A informed the Company that it was not interested in pursuing further discussions regarding the acquisition of J. Alexander’s.

42.          Based on the advice of his advisors at Cary Street Partners and his outside counsel, Mr. Stout determined that it would be prudent to pursue confidential contacts with other potential buyers. However, Mr. Stout was naturally concerned with his future employment and determined to contact only private equity firms, as opposed to strategic buyers such as Party F and Party G that would already have their own management teams in place and probably would not need his services. Thus, in late November and early December 2011, at the request of Mr. Stout and others, Cary Street Partners contacted six additional private equity firms (but no strategic buyers) to determine their potential interest in acquiring J. Alexander’s.

43.          By January 2012, the Company was providing information to multiple private equity firms who had expressed an interest in acquiring the Company. Thereafter, in late January and continuing through February 2012, Cary Street Partners contacted additional private equity firms and (for the first time) certain strategic parties to explore their interest in acquiring J. Alexander’s. As part of this process, on February 21, 2012 Cary Street Partners for the first time contacted potential strategic buyer Fidelity.

44.          During these discussions it does not appear that any of the other potential strategic buyers met personally with Mr. Stout. However, several meeting were held with Mr. Stout by senior members of Fidelity management at which these senior Fidelity managers had an opportunity to share their visions of Mr. Stout’s potential role at Fidelity were J. Alexander’s ultimately acquired by Fidelity. These included meetings with Fidelity on March 21, 2012, April 3, 2012, April 6, 2012, and April 26, 2012.

45.          By April 18, 2012, J. Alexander’s had received several nonbinding expressions of interest in acquiring J. Alexander’s as follows: Party C, $11.25 per share in cash; Party D, $10.00 per share in cash, and Fidelity, $12.00 per share in cash for 50.1% of the Company plus a special dividend of $3.00 per share for the remaining 49.9% shares of the Company converted into stock for a minority interest in a Fidelity controlled entity. At that point, the Company decided to enter in an exclusivity agreement with Fidelity providing that the Company would negotiate exclusively with Fidelity for thirty days. On information and belief, Fidelity requested such an agreement because it knew that it was going to expend substantial resources and money on due diligence and making a formal offer for J. Alexander’s, and did not want to do so unless it were assured that it was management’s favored bidder and had the “inside track” to any deal.

46.          Extensive discussions with Fidelity ensued, but by May 18, 2012, there was still no final sale agreement with Fidelity, and the exclusivity period had expired. Upon information and belief, one reason for the failure to reach an agreement with Fidelity was Mr. Stout’s concern that Fidelity may not have had a role for him post-sale closing. Nonetheless, discussions with Fidelity and others continued.

47.          By June 14, 2012, Fidelity finally got the message that, in order to get a sale agreement done, it needed to give Mr. Stout some additional assurances about his role in the Company post-sale. On that date, Fidelity requested that Mr. Stout and others agreed to amend their salary continuation agreements, apparently to provide assurances to Mr. Stout that he would not be constructively terminated if he continued on at Fidelity, thus providing a not so subtle hint to Mr. Stout that he would have a continuing role.

48.          Following further negotiations and receipt of a fairness opinion from Cary Street Partners that the price was fair, Defendants executed a sale agreement for Fidelity to purchase J. Alexander’s in a tender offer for 50.1% of the outstanding common stock of J. Alexander for $12.00 per share in cash and to pay a dividend of $3.00 per share to holders of the remaining 49.9% holders, whose shares were being converted into a minority interest in a newly formed, Fidelity controlled public company (the “Initial Sale Agreement”). Concurrently, Mr. Stout and others executed the revisions to their salary continuation and employment agreements requested by Fidelity.

49.          As has become customary, the Sale Agreement contained a provision allowing J. Alexander’s to shop itself to other potential buyers for 30 days, and to terminate the agreement with Fidelity in the event of a superior proposal, but only upon paying a termination fee of $2.16 million. Fidelity was willing to agree to this because it knew that any potential higher bidder would have to invest substantial time and monies on legal and financial advisors and due diligence in order to make a superior offer, and further knew that it had itself been unwilling to expend such time and monies without the assurance, which had come with the Exclusivity Agreement, that it was management’s favored bidder. Further, Mr. Stout was so eager to sell to Fidelity that he caused the Company to fail to announce entry into the Initial Sale Agreement until June 25, 2012. Thus, by the time the go-shop was publicly announced, 10% of the allotted time for potential bidders to come forward with a superior bid for J. Alexander’s had already passed. Further, as a result of various holidays and weekends, the actual go-shop period was only 18 full business days over the height of the summer vacation season – an obviously difficult amount of time for a third party to conduct due diligence and make a fully informed competing proposal to buy the Company.

50.          Much to everyone’s surprise, however, during the go-shop the Company received several offers which were superior to Fidelity’s, including an offer for $12.60 per share in cash from a party identified as Party G and $13.00 from a party identified as Party F – both of which were strategic buyers unlikely to retain Mr. Stout or have need for his services. Thereafter, Fidelity increased its offer to $13.00 per share in cash for each outstanding share of the Company. Notwithstanding that it had provided a fairness opinion that the $12.00 per share offer from Fidelity was fair, Cary Street Partners requested an additional fee for delivery of an updated fairness opinion that a higher price was fair and an increased fee upon closing of the sale of the Company. The Company’s directors thereafter agreed to sell the Company to Fidelity for $13.00 per share.

51.          Moreover, to protect the sale of the Company to Fidelity, the Board agreed to a number of preclusive deal protection devices including the following:

●
A “Top-Up Option” which permitted Fidelity to purchase at a price per share equal to the price payable pursuant to the relevant sale agreement that number of additional shares sufficient to cause Fidelity to own one share more than 90% of the total outstanding shares of the Company, thus enabling Fidelity to effect a short-form merger without a shareholder vote or any further action by the stockholders of J. Alexander’s.

●	A termination fee of $2,159,725 if J. Alexander’s terminated the relevant sale agreement to, inter alia, enter into an agreement at a superior proposal (the “Prior Termination Fee”).

●	A No Solicitation Clause which severely restricted the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

●
A Continuing Directors Provision which provides that prior to consummation of the relevant sale agreement, the Company’s board of directors shall always have at least three members of the Company’s board of directors who were members of the Company’s board of directors as of the effective date of the relevant sale agreement.

●
No Excluded Party designation, pursuant to which the Board caused the Company to agree that, notwithstanding outstanding credible offers from Party F and Party G, no Person then qualified or in the future will qualify as an Excluded Party, and irrevocably waived any and all rights to treat any Person as an Excluded Party. This failure to designate either Party F or Party G as an Excluded Party effectively proscribed the Company’s ability to effectively negotiate with these parties.

52.          Subsequent events demonstrate that the Company is worth much more than the $13.00 per share price at which the Company’s directors had agreed to sell it to Fidelity. In this regard, notwithstanding the obstacles created by the preclusive deal protection devices discussed above, following commencement of the Tender Offer, and following the filing of Plaintiff’s initial complaint, a bidding war commenced in which two strategic buyers (identified as Party F and Party G in the Recommendation Statement), who were unceremoniously shut out of the go-shop process as a result of Mr. Stout’s preference for Fidelity, ultimately compelled a reluctant Fidelity to increase its bid to $14.50 per share (the “Increased Offer”), which amounts to an aggregate increase of $15 million dollars for the Company. They did so by offering to pay $14.25 (in the case of Party F) and $14.00 (in the case of Party G) per share for the Company. After much hesitation during which time the Company’s directors continued to recommend that J. Alexander’s shareholders tender their shares to Fidelity at the lower price of $13.00 per share notwithstanding the higher offers from Party F and Party G, the Company’s directors caused the Company to accept Fidelity’s Increased Offer of $14.50 per share.

53.          Further, at the time of the Increased Offer by Fidelity, there remained outstanding a $14.25 per share offer from Party F who could have potentially bid a price in excess of the $14.50 per share being offered by Fidelity. In fact, Party F has repeatedly outbid Fidelity on other offers for the Company. Therefore, to ensure the Company is sold to Fidelity and to disincentivize Party F from continuing its pursuit of the Company at a higher price, the Company’s directors further obligated the Company to pay an onerous and substantially higher termination fee of $3.8 million (the “Increased Termination Fee”). The Increased Termination Fee amounts to a whopping 76% increase in the termination fee payable to Fidelity if the Company were sold to a superior buyer, or 4.4% of the transaction value (which is more than 1.6 times higher than the 2.7% of transaction value of the Prior Termination Fee).4 Given that Fidelity did not engage in further due diligence or incur other substantial expense in order to make its increased offer (as it had already completed the bulk of its due diligence), there is no valid reason for this significant increase in the termination fee, other than to deter other potential buyers for the Company.

4 See In re Celera Corp. S’holder Litig., 2012 Del. Ch. LEXIS 66, *77 (March 23, 2012) (“[T]ermination fee[s] . . . serve as the lower bound for the incremental value of a topping bid. Lowering a termination fee thus reduces the barrier to making a superior offer in the first place and increases the amount of the superior offer’s consideration that would go directly to shareholders.”). Internal citation and quotation omitted.

54.          Unsurprisingly, for an additional fee of $50,000.00, Cary Street Partners (who previously opined that $12.00 per share for the Company was a fair price and later, for an additional fee, that $13.00 per share for the Company was a fair price) opined that the $14.50 per share that Fidelity was offering to pay for the Company was a fair price.

55.          The process leading to Fidelity’s forcibly induced increased offer of $14.50 further demonstrates the commitment of Mr. Stout’s and the other J. Alexander’s directors to selling the Company to Fidelity. In this regard, notwithstanding a fully financed offer of $14.00 per share from Party G (whose ability to consummate an acquisition of the Company was further solidified by a willingness of its financing source to escrow funds upon the execution of a definitive sale agreement) and an offer of $14.25 per share from Party F (who the Board had previously found to be a sufficiently credible buyer based on its bank financial commitments and willingness to add an additional obligor to conclude that a transaction with Party F at a higher price than Fidelity’s would likely be a superior proposal) respectively, the Board continued to recommend the sale of the Company to Fidelity s – apparently because of the personal benefits that Mr. Stout and the other members of the Board will receive upon a sale of the Company to Fidelity.

D.	All of J. Alexander’s Directors Will Receive Personal Benefits That They Would Not Otherwise Receive at this Time Absent the Sale Agreement

56.          The members of J. Alexander’s Board have interests in the Sale Agreement and Tender Offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below:

(a) Payments to Mr. Stout. In connection with consummation of the Sale Agreement, Mr. Stout will be entitled to receive a cash payment of $1,507,000.00 for his accelerated options of Company common stock. Additionally, under certain circumstances, Mr. Stout will be entitled to receive a cash severance payment of $3,797,156.00 and continued health benefits valued at approximately $37,941.00. Further, upon information and belief, Mr. Stout will be retained by the surviving company in either his current position or in a management position at the Operating Company (as defined in the relevant sale agreement) in its main corporate office or upscale division office in Nashville Tennessee, in a position with similar duties and responsibilities and substantially similar salary and benefits or their equivalent value as his salary and benefits prior to consummation of the Sale Agreement.

(b) Indemnification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time – thereby insulating them from all liability arising from the Sale Agreement and Tender Offer.

E.            The Materially Misleading and/or Incomplete Recommendation Statement

57.          In addition, the Individual Defendants are breaching their fiduciary duty of full disclosure in connection with the Sale Agreement. In this regard, the Individual Defendants have caused J. Alexander’s to file the Recommendation Statement, in connection with recommending that shareholders vote for approval of the proposal to adopt the merger agreement. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:

(i)
According to the Recommendation Statement, the provision permitting termination of employee for “good reason” included in the Employment Agreements between the Company and Messrs. Stout and Moore, and in the Severance Benefits Agreement between the Company and Mr. Stout, will be revised to exclude from the definition of “good reason” reassignment of the executive office to a position at the Operating Company in its main corporate office or upscale division office in Nashville, Tennessee with similar duties and responsibilities and substantially similar salary and benefits or their equivalent value as the executive’s salary and benefits prior to the sale of the Company to Fidelity. The Recommendation Statement is deficient because it fails to disclose, to the extent that Mr. Stout is expecting to be reassigned in connection with the Company’s acquisition by Fidelity, information regarding (a) that reassignment, including the post to which Mr. Stout is expecting to be assigned, the compensation and benefits payable therefrom and (b) when the negotiations leading to such reassignment first began.

Information regarding the conflicts of interest of the Company’s directors is material and must be disclosed.

(ii)
According to the Company’s public filings, the Sale Agreement requires that prior to the Effective Time (as defined in the Sale Agreement) the Company’s board of directors shall always have at least three members of the Company’s board of directors who were members of the Company’s board of directors as of the effective date of the Restated Merger Agreement (“Continuing Directors”). The Recommendation Statement is deficient because it fails to (a) identify the Continuing Directors, and (b) indicate the criteria used to select the Continuing Directors.

Information regarding the conflicts of interest of the Company’s directors is material and must be disclosed.

(iii)
According to the Recommendation Statement, in the ordinary course of its business, Cary Street Partners and its affiliates may actively trade or hold the securities of Fidelity, or its respective affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. The Recommendation Statement is deficient because it fails to disclose the value of the securities and/or positions held by Cary Street in Fidelity.

Information regarding the conflicts of interest of the Company’s financial advisor is material and must be disclosed.

(iv)
According to the Recommendation Statement, during the go-shop period, Cary Street Partners contacted fifty-nine (59) additional parties consisting of sixteen (16) strategic and forty-three (43) financial parties. The Recommendation Statement is deficient because it fails to disclose the criteria used to select the 59 additional parties.

This information is material to J. Alexander’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander’s public shareholders and to put the interests of these shareholders before their own.

(v)
According to the Recommendation Statement, on February 21, 2012, representatives of Cary Street Partners, at the request of senior management of the Company, contacted representatives of Fidelity to explore Fidelity’s interest in pursuing a transaction with the Company. The Recommendation Statement is deficient because it fails to disclose the criteria used to select Fidelity as a potential buyer of the Company.

This information is material to J. Alexander’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander’s public shareholders and to put the interests of these shareholders before their own.

(vi)
According to the Recommendation Statement, on April 26, 2012, Mr. Stout met in Jacksonville, Florida with Mr. William Foley II, the Executive Chairman of the Board for Fidelity, Mr. Bickett and other executives of Fidelity. The Recommendation Statement is deficient because it fails to disclose the purpose of, and what was discussed at, this meeting.

This information is material to J. Alexander’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of J. Alexander’s public shareholders and to put the interests of these shareholders before their own.

FIRST CAUSE OF ACTION

CLASS CLAIM FOR BREACH OF FIDUCIARY DUTIES OF GOOD FAITH,
LOYALTY, FAIR DEALING, AND DUE CARE

(Against the Individual Defendants)

58.          Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

59.          By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.

60.          As a result, Plaintiff and the Class have been and will be damaged.

SECOND CAUSE OF ACTION

CLASS CLAIM FOR FAILURE TO DISCLOSE

(Against the Individual Defendants and J. Alexander’s)

61.          Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

62.          Under applicable law, the Individual Defendants have a fiduciary obligation to disclose all material facts in the Recommendation Statement so that J. Alexander’s shareholders can make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, Individual Defendants have breached their fiduciary duty by making materially inadequate disclosures and material omissions in the Recommendation Statement.

63.          As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

THIRD CAUSE OF ACTION

CLASS CLAIM FOR AIDING AND ABETTING THE BREACHES OF FIDUCIARY
DUTIES OF GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE

(Against Fidelity)

64.          Plaintiff repeats all previous allegations as if set forth in full herein.

65.          The Individual Defendants owed Plaintiff and J. Alexander’s other shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Fidelity has aided and abetted the Individual Defendants in these breaches of their fiduciary duties to J. Alexander’s shareholders by, among other things, (a) agreeing that prior to the Effective Time the Company’s board of directors shall always have at least three members of the Company’s board of directors who were members of the Company’s board of directors as of the effective date of the Sale Agreement, (b) requiring the Company to grant it the “Top-Up Option”, (c) obligating the Company to increase the termination fee to a burdensome $3.8 million (or 4.4% of the transaction value) in the event it enters into a superior transaction to be acquired, (d) restricting the Company’s ability to solicit proposals from, provide information to, and engage in discussions with, any third-parties, (e) restricting the Company’s ability to accept a superior offer, (f) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein, (g) incentivizing Mr. Stout to favor a sale to Fidelity by signaling their expectation to hire him, and (h) coercing the Company’s shareholders to tender their shares by extending the Tender Offer for a mere ten business days. These concessions insisted upon by Fidelity effectively precluded the ability of any other potential buyer to make a superior offer for the Company. Further, the proposed sale of J. Alexander’s to Fidelity could not take place without the knowing participation of Fidelity.

66.          As a result, Plaintiff and the Class have been and will be damaged.

PRAYER

WHEREFORE, Plaintiff demands judgment as follows:

1.            determining that this action is a proper class action and that Plaintiff is a proper class representative;

2.            declaring that Defendants have breached their fiduciary duties to Plaintiff and the Class and/or aided and abetted such breaches;

3.            declaring that Defendants have breached their duty of full and fair disclosure to Plaintiff and the Class;

4.            issuing a preliminary and permanent injunction until the disclosure deficiencies described herein are remedied.

5.            awarding Plaintiff and the Class compensatory damages as allowed by law;

6.            awarding interest, attorneys’ fees, expert fees, and other expenses and costs in an amount to be determined, to the extent allowable; and

7.            granting such other relief as the Court may find just and proper.

TRIAL BY JURY

Plaintiff demands a trial by jury of all issues so triable.

BRAMLETT LAW OFFICES By:

PAUL KENT BRAMLETT #7387 ROBERT PRESTON BRAMLETT #25895
2400 Crestmoor Road
P. O. Box 150734
Nashville, TN 37215
Telephone: (615) 248-2828 Facsimile: (866) 816-4116 Email: pknashlaw@aol.com
Robert@BramlettLawOffices.com

Counsel for Plaintiff

Of Counsel
THE BRUALDI LAW FIRM, P.C.
Richard B. Brualdi, Esq. (admitted pro hac vice) 29 Broadway, Suite 2400
New York, NY 10006
Telephone: (212) 952-0602
Facsimile:    (212) 952-0608
Email:           rbrualdi@brualdilawfirm

CERTIFICATE OF SERVICE

This is to certify that I have this date personally delivered a true and exact copy of the above and foregoing Motion, Memorandum, Afidavit, Exhibits, Compendium of Cases, Proposed Orders and this Certificate of Service to opposing counsel as follows:

Britt Latham/Overton Thompson
BASS BERRY & SIMS
150 Third Avenue South, Suite 2800
Nashville, TN 37201

L. Webb Campbell II/John L. Farringer IV
SHERRARD & ROE PLLC
150 Third Avenue South, Suite 1100

Nashville, TN 37201
and by personal delivery by Plaintiff’s New York counsel, The Brualdi Firm, to:

WEIL, GOTSHAL & MANGES LLP
767 Fifth Avenue
New York, NY 10153

SO CERTIFIED this 7th day of SEPTEMBER 2012.

ROBERT PRESTON BRAMLETT